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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70988

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___05/01/2024___ AND ENDING ___04/30/2025___
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___LOCKTON RE CAPITAL MARKETS, LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

261 Fifth Avenue, 10th Floor
_____
                              (No. and Street)

NEW YORK   NY   10016
_____
        (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sara Panegasser   (816) 679-0024   sara.panegasser@lockton.com
_____
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilley US, LLP
_____
             (Name – if individual, state last, first, and middle name)

14555 Dallas Pkwy, #300   Dallas   TX   75254
_____
(Address)   (City)   (State)   (Zip Code)

10/22/2003   23
_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Zach Breslin_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___LOCKTON RE CAPITAL MARKETS, LLC_____, as of ___April 30_____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

20th   June   2025

GIANNINA TASSARA
Notary Public - State of Florida

Commission # HH521612
Expires on April 28, 2028

Notary Public   Notarized remotely online using communication technology via Proof.

Signature: _Zachary Nolan Breslin_____

Title:
_Managing Director, Head of Capital Markets_____

This filing** contains (check all applicable boxes):

☑ (a) Statement of financial condition.

☑ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

LOCKTON RE CAPITAL MARKETS, LLC

Financial Statement

April 30, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)



Report of Independent Registered Public Accounting Firm

The Member
Lockton Re Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying balance sheet of Lockton Re Capital Markets, LLC (the Company), as of April 30, 2025, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of April 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

Dallas, Texas
June 20, 2025

We have served as the Company's auditor since 2024.

LOCKTON RE CAPITAL MARKETS, LLC

Balance Sheet

April 30, 2025

Assets

Cash and cash equivalents	$	1,860,759
Fees receivable		750,000
Prepaid expenses		24,327
Deposits with clearing broker-dealer		151,128
Total assets	$	2,786,214

Liabilities and Member's Equity

Accounts payable	$	12,204
Payable to affiliates, net		1,305,062
Accrued expenses		5,000
Total liabilities		1,322,266
Member's equity		1,463,948
Total liabilities and member's equity	$	2,786,214

See accompanying notes to financial statement.

LOCKTON RE CAPITAL MARKETS, LLC

Notes to Financial Statement

April 30, 2025

(1) Nature of Operations

Lockton Re Capital Markets, LLC (the Company), is wholly owned by Lockton Re Capital Markets Series of Lockton Re, LP, a subsidiary of Lockton Operating Companies, LLC (Lockton), was formed on July 25, 2022 as a limited liability company in the state of Missouri. The Company is a limited liability company approved to conduct business as a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company is an exemptive status standalone broker-dealer enabled to provide private placement of securities, capital markets services including structuring, underwriting, and/or participating in selling groups for offerings of insurance linked securities (ILS), as well as merger and acquisition services. The Company does not hold customers securities or funds.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is registered as an introducing broker with the Commodity Futures Trading Commission (CFTC) and a member of the National Futures Association (NFA).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statement is presented in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

(b) Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statement and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At April 30, 2025, cash and cash equivalents consisted of a commercial checking account.

(d) Deposits with Clearing Broker-Dealer

Deposits with clearing broker-dealer consists of cash required to be maintained at the clearing broker-dealer for clearing and trading activities.

(e) Income Taxes

The Company is considered a "pass-through" entity under the Internal Revenue Code and, therefore, does not pay federal corporate income taxes on its taxable income. Instead, income is reported on its member's federal income tax return. Accordingly, no income taxes have been recorded in the financial statement for the period ended April 30, 2025.

The Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification clarifies accounting for uncertainty in income taxes reported in the financial statement. The interpretation provides criteria for assessment of individual tax positions and a process for recognition and measurement of uncertain tax positions. Tax positions are evaluated on whether they meet the more likely than not standard for sustainability on examination by tax authorities. The Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statement. Additionally, no interest or penalties have been recorded in the accompanying financial statement related to uncertain tax positions. There are no open tax years subject to examination by the applicable foreign tax authorities.

(f) *Segment Reporting*

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of capital market activities and investment banking services. The Company has identified its Managing Director as the Chief Operating Decision Maker ("CODM"), who uses revenue and expenses to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

(3) Transactions with Affiliates

The Company receives services from affiliated entities. These services include, but are not limited to, payroll, benefits, office accommodations, and various other support functions. Fees paid for these services were $3,445,863 for the period ended April 30, 2025. These charges are an allocation of costs incurred by the affiliated entities.

The Company had a net payable to affiliates of $1,305,062 as of April 30, 2025, for payments made in the ordinary course of business on behalf of the Company by its affiliates.

These transactions with affiliates are accounted for in accordance with agreements among these parties. There can be no assurance that such transactions would have occurred under the same terms and conditions with an unrelated party.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), and treated as a registered broker-dealer, which requires the maintenance of minimum net capital defined as the greater of $100,000 or a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of April 30, 2025, the Company had net regulatory capital of $689,621, which is $589,621 in excess of required net capital as of April 30, 2025. The ratio of aggregate indebtedness was 1.92 to 1.

(5) Risk Concentration

The Company's revenue is made up of two customers, contributing approximately 80% and 20% of commissions and fees revenue during the year ended April 30, 2025.

(6) Concentration of Credit Risk

Cash balances are maintained at one financial institution and accounts are insured by the FDIC up to $250,000. At times during the year ended April 30, 2025, the Company had cash balances that exceeded the depository insurance limits. The amount of uninsured cash as of April 30, 2025, was $1,610,759. Management believes that the credit risk related to these deposits is minimal.

(7) Contingencies and commitments

In the normal course of business, the Company may be subject to various regulatory matters, litigation, claims and regulatory examinations. It is the Company's policy to defend against these potential matters, and management believes that if any such matters were to arise, their ultimate outcome will not have a material effect on the Company's financial position, results of its operations or net cash flows. At April 30, 2025, there were no such matters outstanding.

The Company is required to indemnify its clearing broker-dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potentially material indemnification loss at April 30, 2025.

(8) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through June 20, 2025, the date at which the financial statement was available to be issued and determined there are no other items to disclose.